Corporate Update August 2007 Filed by Inhibitex, Inc. Pursuant to Rule 425 Under the Securities Act of 1933 and Deemed Filed Pursuant to Rule 14a-12 Under the Securities Exchange Act of 1934 Subject Company: Fermavir Pharmaceuticals Inc. Exchange Act File No. 333-116480

Safe Harbor This presentation contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 that involve substantial risks and uncertainties. All statements, other than statements of historical facts included in this presentation, including statements regarding the Company's strategic focus on acquiring and developing a pipeline of antiviral development programs; its goal to obtain additional antiviral development programs through in-licensing or acquisition; its goal to enter into a partnership, collaboration or alliance to advance the clinical development of Aurexis; the Company's anticipated cash burn in 2007 and 2008; the anticipated closing of the pending transaction with FermaVir in September 2007; the potential initiation of a single ascending dose study of FV- 100 in healthy volunteers; and the potential to identify a lead CMV candidate are forward-looking statements. These plans, intentions, expectations or estimates may not actually be achieved and various important factors could cause actual results or events to differ materially from the forward-looking statements that the Company makes, including risks related to: its ability to find suitable in-licensing, acquisition or merger opportunities for additional antiviral development programs or other third-parties willing to enter into a partnership, collaboration or alliance to advance the clinical development of Aurexis in a timely manner or on acceptable terms and conditions, if at all; Wyeth and/or 3M not terminating or revising their respective agreements with the Company; the satisfaction of the conditions to the closing of the pending merger transaction with FermaVir, including approvals by the stockholders of both corporations; the Board of Directors of neither the Company nor FermaVir withdrawing its support for the pending merger transaction; the U.S. Food and Drug Administration, or FDA, permitting the initiation of a single ascending dose study as planned; the continued successful development of FermaVir's product candidates, including satisfactory regulatory activity; obtaining, maintaining and protecting the intellectual property incorporated into and supporting its product candidates; maintaining expenses, revenues and other cash expenditures substantially in line with planned or anticipated amounts; and other cautionary statements contained elsewhere herein and in its Annual Report on Form 10-K for the year ended December 31, 2007 as filed with the Securities and Exchange Commission, or SEC, on March 16, 2007 and its Quarterly Report on Form 10-Q for March 31, 2006, as filed with the SEC on May 10, 2007. Given these uncertainties, you should not place undue reliance on these forward-looking statements, which apply only as of the date of this presentation.

Inhibitex - Shifting Focus to Development of Antivirals Focused on the development of high value, differentiated anti-infective products Emphasis on antivirals Established classes of compounds Validated targets Announced acquisition of FermaVir in April 2007 Intend to obtain additional antiviral programs Evaluating clinical and strategic pathways for Aurexis(r) MSCRAMM-related licenses generating revenue stream

Inhibitex Focus Previous Current MSCRAMM platform key value driver MSCRAMM platform generating revenue stream Grow organically Growth through asset accumulation Fully integrated drug development company Focus operations on transitioning programs from lead optimization through human POC Acute nosocomial infections Acute and chronic viral infections Novel first-in-class compounds with no benchmarks Validated targets with well established benchmarks

Aurexis (SAB) Staph Vaccine FV-100 CMV Bacterial and Fungal Diagnostics (3M) Target Pre-Clinical Phase I Phase IIa/b Phase III/ Marketed Wyeth 3M Pipeline of Novel Products

Collaborations Wyeth - Staphylococcal Vaccines Annual R&D support Potential milestone payments to approximately $17M Royalty 3M - Bacterial and fungal diagnostics January 2007 Exclusive global license $4M over next 24 months Royalty

FermaVir Acquisition

Advances Strategic Focus on Antivirals Highly synergistic with INHX anti-infective drug development capabilities Two antiviral programs with the potential to improve standard of care FV-100 (for Shingles) Series of CMV compounds Access to world-class medicinal chemistry and virology

Summary of Acquisition Terms Stock for Stock - exchange ratio of 0.55 INHX shares per FMVR share 20.8 million FMVR shares outstanding (11.45 million INHX shares) Up to 13.9 million options/warrants assumed (7.6 million INHX shares) Unanimously approved by INHX and FMVR boards INHX and FMVR shareholder approval required Voting agreements executed to date INHX - 34% FMVR - 32%

Pro forma Capitalization

Eric DeClercq, MD, PhD* Rega Institute, Leuven University Co-inventor of 7 approved antivirals: HIV, herpes zoster, hepatitis B, CMV Jan Balzarini, PhD Rega Institute, Leuven University Co-inventor on 14 patents, two approved antivirals for the treatment of HIV Chris McGuigan, PhD** Cardiff University Co-inventor on multiple patents, including FV-100 and CMV compounds Richard Whitley, MD* UAB Leading authority in the treatment and prevention of herpes, VZV and other viruses World Class Science * Will join Inhibitex Scientific Advisory Board ** Will join Inhibitex Board of Directors

FV-100 A Potent Bicyclic Nucleoside Analogue for the Treatment of Shingles

Shingles (Herpes Zoster) Caused by varicella zoster virus (chicken pox) >2.5 million cases of shingles are diagnosed worldwide each year ? 50% of cases in people >60 years Estimated market for antivirals is $500M+ Photo from S. W. Wassilew, Kilikum Krefeld

Incidence of Shingles Increases with Age 0-14 15-29 30-39 40-49 50-59 60-69 70-79 > 80 Overall 1.1 1.4 2 2.9 4.6 6.9 9.5 10.9 3.2 ** Based on an ICD-9 diagnosis code for HZ Estimated U.S. Population in 2005 was 3.0B Insigna, et al. 2005, J. Gen Intern Med, 20:748-753

Shingles Associated Pain Acute pain Lasts 2-4 weeks Prodromal pain prior to blister formation PHN Pain at 90+ days Risk increases with age May last for months or years All patients >60 >70 PHN 20 50 75 VZV Research Foundation

Antiviral Effect on Pain in Shingles Patients Over 50 30 60 90 120 150 Placebo 68 60 55 46 42 Antiviral 53 50 30 29 26 Beutner et al., 1995; Wood et al., 1996; Dworkin et al., 1998

Antiviral Therapy Can Reduce PHN Tyring, S. et. al. Ann Intern Med 1995;123:89-96 p<0.003 p<0.004 A significant proportion of patients still possess PHN following antiviral therapy

Shingles – Current Antiviral Therapies

	Acyclovir* (Zovirax)	Valacyclovir* (Valtrex)	Famciclovir* (Famvir)	Brivudine** (Zostex)
Regimen	800mg 5xD	1000mg TID	500mg TID	125mg QD
Effect on New Lesion Cessation	+	++	++	+++
Indication for PHN	No	No	No	No
Safety	+	+	+	(5-FU interaction)
2006 Sales (Seven major countries)	$ 426M	$ 2,045M	$ 405M	NA

* Approved for the treatment of both herpes simplex and shingles

** Not approved for use in the US or Japan

Estimated shingles market is $500M+

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Shingles - Unmet Medical Need Reduce acute pain and PHN Prevent nerve damage More convenient dosing Current antiviral therapy is 3X-5X daily Shorten duration of symptoms Current therapy takes 3-4 days to address symptoms More potent compounds that can rapidly inhibit viral replication

Differentiating Attributes of FV-100 Potent antiviral activity 1,000 - 10,000 more potent than Valtrex(r) and Famvir(r) in vitro Lipophilic Rapid tissue penetration and retention Specific activity for VZV Less side effects FV-100 has the potential to address unmet needs

Potent Antiviral Activity In vitro Andrei et al., 2005, Antimicrobial. Agents. Chemother. 49, 1081-1086 FV-100 Valtrex Famvir Zostex

Rapid Tissue Penetration In Vitro CF-1743 can be detected in cells within 2 minutes completely inhibits replication in <2 hrs Acyclovir does not completely inhibit replication until 48-72 hrs of exposure

Drug Titration - 2 Hour Exposure Washout Experiment 0 0.00005 0.0002 0.0005 0.002 0.005 0.02 0.05 0.2 0.5 2 5 20 50 Acyclovir (2hr) 25 25 25 25 25 25 25 25 25 BVDU (2hr) 25 25 25 25 25 25 25 25 25 25 25 CF-1743 (2hr) 25 25 25 25 25 19 3 1 0

Drug Titration - 22 Hour Exposure Washout Experiment 0 0.00005 0.0002 0.0005 0.002 0.005 0.02 0.05 0.2 0.5 2 5 20 50 Acyclovir (22hr) 25 25 25 25 25 25 19 19 17 BVDU (22hr) 25 25 25 25 17 14 11 8 7 3 1 CF-1743 (22hr) 25 25 25 25 17 8 2 1 0

Drug Titration - 70 Hour Exposure Washout Experiment 0 0.00005 0.0002 0.0005 0.002 0.005 0.02 0.05 0.2 0.5 2 5 20 50 Acyclovir (72hr) 25 25 25 25 11 0 0 0 0 BVDU (72hr) 25 25 25 20 2 0 0 0 0 0 0 CF-1743 (72hr) 25 25 25 20 9 1 0 0 0

Favorable GLP Preclinical Results Generally safe and well tolerated in dogs and rats over range and duration examined Single oral dose at 100, 500, or 2000 mg/kg No mortalities or significant adverse events Favorable PK supports potential for once-a- day dosing in man Genotoxicity and phototoxicity were negative

Pharmacokinetics - Single Oral Dose in Dogs IC50 = 0.01-3.0 ng/ml

Illustrative FV-100 Clinical Development Plan Exploratory Phase I - Q4 2007 Single ascending dose study in normal healthy volunteers Phase Ib or Phase IIa (pending results of exploratory Phase I) Multiple ascending dose study Phase IIb Active control arm (i.e. valacyclovir) Anticipated endpoints: time to cessation of new lesions (antiviral activity); acute pain and PHN (at 90 days)

Cytomegalovirus (CMV)

Cytomegalovirus (CMV) A member of the herpes virus group 50% - 85% of adults in the U.S. are infected by age 40 Can lead to serious disease or death in immunosuppressed patients as well as in newborn infants Use of current antiviral therapies is limited due to bone marrow and renal toxicity

CMV Market Opportunity Approximately 70,000 transplants worldwide/year Solid Organ 56,000 Allogeneic Stem Cell 14,500 50-75% of transplant patients will develop an active CMV infection without preventive therapy Congenital CMV Estimated market is $400-$600M Current antiviral therapies not indicated in stem cell or congenital CMV

CMV Antiviral Treatments

	Maribavir Phase III	Valganciclovir (Valcyte®)	Gancyclovir (Cytovene®)	Foscarnet (Foscavir®)	Cidofovir (Vistide®)
Formulation	Oral	Oral	Oral / IV	IV	IV
Treatment	N	Y	Y	Y	Y
Prophylaxis	Y	Y	N	N	N
Dose Limiting Toxicity	?	Bone marrow, renal	Bone marrow, renal	Renal	Renal
Cross Resistance	?	Y	Y	Y	Y

Valcyte® is market leader
Total CMV market is estimated at $400M+

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CMV - Unmet Medical Need Reduce/eliminate toxicity Existing therapies are limited due to bone marrow and renal toxicity Use in stem cell transplant patients or congenital CMV infection Drug resistance

CMV Compounds Exhibit Favorable Profile Two classes of compounds Dideoxy nucleoside analogues Non-nucleoside analogues Potent and selective inhibitor of CMV Novel mechanism of action Time of addition studies suggest that inhibitory activity precedes DNA synthesis Resistance profile Differs from existing CMV antivirals

Antiviral Activity and Cytotoxicity for Dideoxy Nucleoside Analogues

	EC_{50} (µM)		
*Compounds	CMV AD169	CMV Davis	CC_{50} (µM)
A	32	>50	143
B	2.5	3.0	112
C	1.2	1.3	>200
D	2.6	3.2	>200
E	1.4	1.2	>200
F	3.7	5.0	>200
G	25	40	>200
Lead	0.5	0.5	>200
**1263W94	0.54	ND	ND
Ganciclovir	2.7	3.9	>150
Cidofovir	0.6	1.0	158
Foscarnet	53	62	500

*McGuigan et al., 2004, *J. Med. Chem.* 47, 1847-1851
** Biron et al., 2002, *Antimicrobial. Agents Chemother.* 46, 2365-2372

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Lead optimization - decision on existing series by end of 2007 Improve potency Maintain/reduce toxicity Phase I: Normal healthy volunteers Single ascending dose Multiple ascending dose Fast Track and Orphan Drug eligible CMV Development Goals

Aurexis(r)

Aurexis Humanized monoclonal antibody exhibiting high affinity binding to clumping factor A (ClfA) expressed on the surface of virtually all S. aureus strains Therapeutic use in combination with antibiotics for severe, life-threatening S. aureus infections Potential for prophylactic use in patients with high risk of S. aureus infection

Aurexis Phase II Study* Study Design Placebo controlled, blinded study of Aurexis at 20mg/kg PK, safety, and preliminary biological activity in adults with documented S. aureus blood culture (N=60) Conclusions Generally safe and well tolerated Fewer composite endpoints Fewer progressions in sepsis severity More baseline complications resolved at end of study * Weems, J.J., et al (2006) Antimicrob. Agents Chemother. 50, 2751-2755.

Well powered Phase II POC study in patients with SAB Evaluating potential co-development partners Partner program after Phase II POC trial Aurexis Development Goals

Business Strategy

Strategic Plan Build pipeline of differentiated anti-infectives with focus on high value antivirals Business Development Partner FV-100 and Aurexis after Phase II POC CMV commercial pathway to be determined In-license one or two additional programs by year end Leverage or monetize other MSCRAMM programs/platform

Financial Overview $57.6M in cash as of 6/30/07 Ongoing revenue from existing MSCRAMM-related license and collaboration agreements Net cash burn (proforma for FermaVir) estimated to be approximately $1M per month over next 12-18 months (excluding arbitration award) 2+ years liquidity

Near-Term Milestones/Goals Close FermaVir transaction in September FV-100 Initiate exploratory Phase I in Q4 2007 Present preclinical potency data at ICAAC CMV Decision on lead candidate by end of 2007 Complete collaboration or alliance that facilitates initiation of Aurexis Phase II POC trial in 2008 In-license or acquire one or two additional antiviral development programs in 2007

Corporate Update August 2007